Exhibit 99.4

Request for Financial Statements and Electronic Consent

Dear Investor:

As a registered shareholder of Hydrogenics Corporation, you are entitled to receive our interim financial statements, annual financial statements, or both.

Please complete the form below and return it to

CIBC Mellon Trust Company

P.O. BOX  7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Fax:  416-643-5501

Your name will then be placed on the supplemental mailing list maintained by our transfer agent and registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this notification each year and be required to renew your request to receive financial statements.  If you have any questions, contact CIBC Mellon at www.cibcmellon.com/investorinquiry or by phone at 1-800-387-0825.

Consent to Electronic Delivery of Documents

I consent, until my consent is revoked by me, to receiving all future shareholder communications of Hydrogenics Corporation (“Hydrogenics”) to which I am entitled as a shareholder electronically rather than by mail.  These documents may include:

• Annual and Interim Quarterly Reports of Hydrogenics

• Other shareholder communications about Hydrogenics

I understand and agree that, after my consent has been given and Hydrogenics has filed the documents with applicable securities regulatory bodies, Hydrogenics or its agent will notify me that a document which I am entitled to receive electronically is available at Hydrogenics’ website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me at the e-mail address I have provided below.

I acknowledge that access to the Internet, e-mail and the worldwide web and possession of necessary technical ability are required for me to access a document electronically and I confirm that I have such access and technical ability.

I understand and agree that:

• Any e-mail notice or other notification will not contain a paper document

• Any e-mail notice or other notification will contain Hydrogenics’ web address (or a hyperlink) identifying where the documents to be delivered electronically are located

• By accessing Hydrogenics’ website information which I will be provided, I can access, view, download and print a paper document from my computer

• A document distributed electronically will be in Portable Document Format (PDF)

• Adobe® Acrobat® Reader® software is required to view a document in PDF format and a link to that software will be available at that page of the Hydrogenics’ website containing the documents to be delivered electronically.  (Adobe® Acrobat® Reader® is the registered trademark of Adobe Systems Incorporated.)

I understand and acknowledge that I may request a paper copy of a document for which I have consented to electronic delivery free of charge as follows: (1) by telephoning Investor Relations at Hydrogenics at 905-361-3660 (2) by sending a fax to Investor Relations at Hydrogenics at 905-361-3626, (3) by sending an e-mail to Hydrogenics at investors@hydrogenics.com or (4) by sending a request in writing by mail to Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Attention: Investor Relations, or to CIBC Mellon Trust Company at the telephone number, fax number, e-mail address or mailing address set forth below.

I understand and agree that:

• At any time and without giving me advance notice, Hydrogenics may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.

• If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

I understand and acknowledge that Hydrogenics will maintain on its website any document sent to me electronically for not less than six months from the date of its posting on the website.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which notices are to be delivered to me any time by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, email: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company.  Such change, revocation or modification must actually be received and acknowledged by CIBC Mellon Trust Company in order for it to be effective.

I understand that I am not required to consent to electronic delivery.

I am a registered shareholder of Hydrogenics. I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents listed above in accordance with my instructions below.

Request for Financial Statements for Hydrogenics Corporation

To:  CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Hydrogenics Corporation, and send me their financial statements as indicated below:

☐ Interim Financial Statements

☐ Annual Financial Statements

☐  By mail

☐  By electronic delivery.  I have read the terms of this consent and I consent to the electronic delivery of documents on the foregoing terms.

(please print)

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Date